111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

August 6, 2020

VIA EDGAR CORRESPONDENCE

David Orlic
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mr. Orlic:

This letter responds to your additional comments, provided by telephone on August 6, 2020, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on March 10, 2020 (the “Registration Statement”). The Registration Statement relates to the FT Cboe Vest U.S. Equity Buffer Strategy ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 - General

If the Fund intends to rely on Rule 6c-11 under the Investment Company Act of 1940 (the “1940 Act”), please include the relevant disclosures.

Response to Comment 1

Prior to the Fund relying on Rule 6c-11, relevant disclosures will be added to the prospectus.

Comment 2 – Principal Investment Strategies

Please provide an explanation of the concept of “laddered” the first time that term is used in the section entitled “Principal Investment Strategies.”

Response to Comment 2

The prospectus has been revised in accordance with this comment.

Comment 3 – Principal Investment Strategies

Please add disclosure stating that the Fund will only purchase shares of the Underlying ETFs in the secondary market.

Response to Comment 3

The prospectus has been revised in accordance with this comment.

Comment 4 – Principal Investment Strategies

Please include a statement that depending on when the Fund purchases an Underlying ETF, even with the laddered approach, the caps and buffers may be exhausted unless the Fund buys at the beginning of a Target Outcome Period.

Response to Comment 4

The prospectus has been revised in accordance with this comment.

Comment 5 – Principal Investment Strategies

Please add “on upside potential” to the end of the following clause in the first paragraph on page 4 of the prospectus: “which include a buffer against the first 10% of SPY losses and a cap.”

Response to Comment 5

The prospectus has been revised in accordance with this comment.

Comment 6 – Principal Investment Strategies

Please reinstate the following disclosure: “Because the Fund typically will not purchase shares of the Underlying ETFs on the first day of a Target Outcome Period, it is not likely that the stated outcomes for a Target Outcome Period will be realized or fully realized by the Fund.”

Response to Comment 6

The prospectus has been revised in accordance with this comment.

Comment 7 – Principal Investment Strategies

Please provide an explanation of the concept of “market level” in the second paragraph on page 4 of the prospectus.

Response to Comment 7

The prospectus has been revised in accordance with this comment.

Comment 8 – Principal Investment Strategies

Please change the reference to “the rolling or ‘laddered’ nature of the Underlying ETFs” in the second paragraph on page 4 of the Prospectus to “the rolling or ‘laddered’ nature of the Fund” or modify in a way to explain that the laddering is a function of the top-level Fund.

Response to Comment 8

The referenced disclosure has been modified to read “the rolling or ‘laddered’ nature of the investment in the Underlying ETFs.”

Comment 9 – Principal Investment Strategies

Please consider replacing all disclosure referencing a “resetting” of the cap and buffer with “resetting” the cap and “refreshing” the buffer.

Response to Comment 9

The prospectus has been revised in accordance with this comment.

Comment 10 – Principal Investment Strategies

In the third paragraph on page 4 of the prospectus, please add disclosure to the effect that a new cap will commence every 90 days so investors will have the ability to benefit from any appreciation of SPY for future periods. Similarly, when SPY has gone down below the buffer level, the investor will have the benefit of the buffer being refreshed again for future periods.

Response to Comment 10

The prospectus has been revised in accordance with this comment.

Comment 11 – Principal Investment Strategies

Please bold the following sentences: “The buffer is only provided by the Underlying ETFs. The Fund itself does not provide any stated buffer against losses.”

Response to Comment 11

The prospectus has been revised in accordance with this comment.

Comment 12 – Principal Investment Strategies

Please add disclosure to the fourth paragraph on page 4 of the prospectus to address the concept that if an over-weighted Underlying ETF underperforms the other Underlying ETFs, the Fund will experience returns that are inferior to those that would apply if the Underlying ETFs were equally weighted.

Response to Comment 12

The prospectus has been revised in accordance with this comment.

Comment 13 – Principal Investment Strategies

Please add “for the Fund” after the phrase “there may be little to no ability” in the first sentence in the last paragraph on page 4 of the prospectus.

Response to Comment 13

The prospectus has been revised in accordance with this comment.

Comment 14 – Principal Investment Strategies

Please disclose that the underlying index is concentrated or invests significantly, as the case may be, in information technology companies in light of “Information Technology Companies Risk.”

Response to Comment 14

The prospectus has been revised in accordance with this comment.

Comment 15 – Principal Risks

Please consider whether “Downside Risk” differs from the disclosure already included in “Buffered Loss Risk” and “Capped Upside Risk” and please consider consolidating those risks.

Response to Comment 15

In response to the Staff’s comment, “Downside Risk” has been removed from the prospectus.

Comment 16 – Principal Risks

Please add disclosure to the “Underlying ETF Exposure Risk” explaining that as a shareholder in other ETFs, the Fund bears its proportionate share of each ETF’s expenses subjecting Fund shareholders to duplicative expenses.

Response to Comment 16

The prospectus has been revised in accordance with this comment.

Comment 17 – Additional Information on the Fund's Investment Objective and Strategies

Please change “may not” to “will likely not” in the last sentence of the first full paragraph on page 12 of the prospectus, or explain why that change should not be made.

Response to Comment 17

The prospectus has been revised in accordance with this comment.

Comment 18 – General

Please revise the Fund’s name to make clear that the Fund invests in a portfolio of underlying “buffered” ETFs.

Response to Comment 18

In response to the Staff’s comment, the Fund’s name has been revised to “FT Cboe Vest Buffer Strategy FOF ETF.”

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric Fred Fess
Eric Fred Fess